Exhibit 99.1

Constellium Reports First Quarter 2024 Results

Paris, April 24, 2024 – Constellium SE (NYSE: CSTM) (“Constellium” or the “Company”) today reported results for the first quarter ended March 31, 2024.

As a reminder of the press release issued on February 21, 2024 and following the SEC comment letter review process, Constellium will no longer report Value-Added Revenue (VAR), a Non-GAAP financial measure. In addition, the Company has revised its definition of consolidated Adjusted EBITDA, a Non-GAAP financial measure, to no longer exclude the non-cash impact of metal price lag from its consolidated Adjusted EBITDA. Constellium will continue to exclude the non-cash impact of metal price lag from its Segment Adjusted EBITDA, which it uses for evaluating the performance of its operating segments. Following the revision of its definition, consolidated Adjusted EBITDA, less the non-cash impact of metal price lag, is equal to consolidated Adjusted EBITDA prior to the revision of its definition. Constellium will continue to provide its investors and other stakeholders with the necessary information to explain the non-cash impact of metal price lag on its reported results.

First quarter 2024 highlights:

•	Shipments of 380 thousand metric tons, down 2% compared to Q1 2023

•	Revenue of €1.7 billion, down 12% compared to Q1 2023

•	Net income of €17 million compared to net income of €22 million in Q1 2023

•	Adjusted EBITDA of €137 million

•	Includes non-cash metal price lag impact of €(13) million

•	Segment Adjusted EBITDA of €43 million at P&ARP, €80 million at A&T, €33 million at AS&I, and €(6) million at H&C

•	Cash from Operations of €54 million and Free Cash Flow of €(8) million

•	Repurchased 330 thousand shares of the Company stock for $6.9 million

•	Leverage of 2.4x at March 31, 2024

Jean-Marc Germain, Constellium’s Chief Executive Officer said, “Our team delivered solid first quarter results despite a mixed end market demand environment and significant weather-related impacts in the quarter at our facility in Muscle Shoals. A&T delivered record first quarter Segment Adjusted EBITDA with continued strength in aerospace. Packaging shipments, and can sheet specifically, were up in the quarter. Automotive demand remained healthy in the quarter in North America with softer demand continuing in Europe. We continued to experience weakness in most industrial markets. Free Cash Flow was in line with our expectations at negative €8 million and we ended the quarter with leverage at 2.4x, within our target leverage range of 1.5x to 2.5x. In addition, I am pleased to report that we launched our share repurchase program in March and repurchased 330 thousand shares for $6.9 million.”

Mr. Germain concluded, “As expected, we are continuing to face uncertainties on the macroeconomic and geopolitical fronts, though we like our end market positioning and we remain optimistic about our prospects for this year and beyond. Based on our current outlook, we are maintaining our prior guidance and expect to achieve Adjusted EBITDA, excluding the non-cash impact of metal price lag, in the range of €740 million to €770 million and Free Cash Flow in excess of €130 million in 2024. Beyond this year, we remain confident in our ability to deliver on our Adjusted EBITDA target, excluding the non-cash impact of metal price lag, of over €800 million in 2025. Our focus remains on executing our strategy and increasing shareholder value.”

Group Summary

	Q1 2024	Q1 2023	Var.
Shipments (k metric tons)	380	389	(2)%
Revenue (€ millions)	1,731	1,956	(12)%
Net income (€ millions)	17	22	n.m.
Adjusted EBITDA (€ millions)	137	150	n.m.
Metal price lag (non-cash) (€ millions)	(13)	(16)	n.m.

The difference between the sum of reported segment revenue and total group revenue includes revenue from certain non-core activities and inter-segment eliminations. The difference between the sum of reported Segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate and the impact of metal price lag.

For the first quarter of 2024, shipments of 380 thousand metric tons decreased 2% compared to the first quarter of 2023 mostly due to lower shipments in the AS&I segment, partially offset by higher shipments in the P&ARP segment. Revenue of €1.7 billion decreased 12% compared to the first quarter of the prior year primarily due to lower shipments and lower metal prices. Net income of €17 million decreased €5 million compared to net income of €22 million in the first quarter of 2023. Adjusted EBITDA of €137 million decreased €13 million compared to Adjusted EBITDA of €150 million in the first quarter of last year primarily due to weaker results in our P&ARP and AS&I segments, partially offset by stronger results in our A&T segment.

Results by Segment

Packaging & Automotive Rolled Products (P&ARP)

	Q1 2024	Q1 2023	Var.
Shipments (k metric tons)	264	259	2%
Revenue (€ millions)	938	1,030	(9)%
Segment Adjusted EBITDA (€ millions)	43	55	(21)%
Segment Adjusted EBITDA per metric ton (€)	165	213	(23)%

For the first quarter of 2024, Segment Adjusted EBITDA decreased 21% compared to the first quarter of 2023 primarily due to weather-related impacts and operating challenges in the quarter at our Muscle Shoals facility, unfavorable price and mix and unfavorable metal costs, partially offset by higher shipments. Shipments of 264 thousand metric tons increased 2% compared to the first quarter of the prior year due to higher shipments of packaging and automotive rolled products. Revenue of €938 million decreased 9% compared to the first quarter of 2023 primarily due to lower metal prices and unfavorable price and mix, partially offset by higher shipments.

Aerospace & Transportation (A&T)

	Q1 2024	Q1 2023	Var.
Shipments (k metric tons)	57	58	(1)%
Revenue (€ millions)	441	452	(2)%
Segment Adjusted EBITDA (€ millions)	80	73	10%
Segment Adjusted EBITDA per metric ton (€)	1,382	1,246	11%

For the first quarter of 2024, Segment Adjusted EBITDA increased 10% compared to the first quarter of 2023 primarily due to improved price and mix and lower operating costs, partially offset by lower shipments. Shipments of 57 thousand metric tons decreased 1% compared to the first quarter of the prior year on higher shipments of aerospace rolled products, more than offset by lower shipments of transportation, industry and defense (TID) rolled products. Revenue of €441 million decreased 2% compared to the first quarter of 2023 primarily due to lower shipments and lower metal prices, partially offset by improved price and mix.

Automotive Structures & Industry (AS&I)

	Q1 2024	Q1 2023	Var.
Shipments (k metric tons)	59	72	(17)%
Revenue (€ millions)	364	483	(25)%
Segment Adjusted EBITDA (€ millions)	33	43	(23)%
Segment Adjusted EBITDA per metric ton (€)	558	599	(7)%

For the first quarter of 2024, Segment Adjusted EBITDA decreased 23% compared to the first quarter of 2023 primarily due to lower shipments and unfavorable price and mix, partially offset by lower operating costs. Shipments of 59 thousand metric tons decreased 17% compared to the first quarter of the prior year due to lower shipments of automotive and other extruded products, including the sale of Constellium Extrusions Deutschland GmbH (“CED”) in September 2023. Revenue of €364 million decreased 25% compared to the first quarter of 2023 primarily due to lower shipments and lower metal prices.

The following table reconciles the total of our segments’ measures of profitability to the group’s Income from Operations:

	Three months ended March 31,
(in millions of Euros)	2024	2023
P&ARP	43	55
A&T	80	73
AS&I	33	43
Holdings and Corporate	(6)	(5)

Segment Adjusted EBITDA	150	166

Metal price lag	(13)	(16)

Adjusted EBITDA	137	150

Other adjustments	(79)	(88)

Income from operations	58	62

Reconciling items excluded from our Segment Adjusted EBITDA include the following:

Metal price lag

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium’s Revenue are established and when aluminium purchase prices included in Cost of sales are established. The metal price lag will generally increase our earnings in times of rising primary aluminium prices and decrease our earnings in times of declining primary aluminium prices. The calculation of metal price lag adjustment is based on an internal standardized methodology applied at each of Constellium’s manufacturing sites. Metal price lag is calculated as the average value of product purchased in the period, approximated at the market price, less the value of product in inventory at the weighted average of metal purchased over time, multiplied by the quantity sold in the period.

For both the first quarter of 2024 and the first quarter of 2023, metal price lag is negative which reflects LME prices for aluminium decreasing during the period.

Other adjustments are detailed in the Reconciliation of net income to Adjusted EBITDA Table on page 14.

Net Income

For the first quarter of 2024, net income of €17 million compares to net income of €22 million in the first quarter of the prior year. The decrease in net income is primarily related to higher selling and administrative expenses and higher income tax expense.

Cash Flow

Free Cash Flow was €(8) million in the first quarter of 2024 compared to €(34) million in first quarter of 2023. The change was primarily due to less cash used for working capital in the quarter than the prior year and lower capital expenditures, partially offset by lower Adjusted EBITDA.

Cash flows from operating activities were €54 million for the first quarter of 2024 compared to cash flows from operating activities of €34 million in the first quarter of the prior year.

Cash flows used in investing activities were €62 million for the first quarter of 2024 compared to cash flows used in investing activities of €68 million in the prior year.

Cash flows used in financing activities were €14 million for the first quarter of 2024 compared to cash flows from financing activities of €61 million in the prior year. During the first quarter of 2024, the Company repurchased 330 thousand shares of the Company stock for $6.9 million.

Liquidity and Net Debt

Liquidity at March 31, 2024 was €789 million, comprised of €180 million of cash and cash equivalents and €609 million available under our committed lending facilities and factoring arrangements.

Net debt was €1,704 million at March 31, 2024 compared to €1,664 million at December 31, 2023.

Outlook

Based on our current outlook, we expect Adjusted EBITDA, excluding the non-cash impact of metal price lag, to be in the range of €740 million to €770 million and Free Cash Flow in excess of €130 million in 2024.

We are not able to provide a reconciliation of this Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, non-cash impact of metal price lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income in the future.

Recent Developments

On April 15, 2024, Moody’s upgraded Constellium’s credit rating to Ba3 with a stable outlook.

Constellium announced today that it is investing in a third Airware® casthouse at its Issoire facility in France, to support increased demand of its proprietary aluminium-lithium alloy solutions. This new casthouse will allow Constellium to significantly increase its production of Airware® products, which are already in use across several major aircraft platforms and space programs today. The investment is expected to be completed by the end of 2025 and scheduled to ramp-up in 2026 and will further strengthen the Company’s market leadership position.

Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations; the Russian war on Ukraine and other geopolitical tensions; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; supply disruptions; excessive inflation; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value-added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €7.2 billion of revenue in 2023.

Constellium’s earnings materials for the first quarter ended March 31, 2024, are also available on the company’s website (www.constellium.com).

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Three months ended March 31,
(in millions of Euros)	2024	2023
Revenue	1,731	1,956
Cost of sales	(1,570)	(1,795)

Gross profit	161	161

Selling and administrative expenses	(75)	(71)
Research and development expenses	(15)	(13)
Other gains and losses - net	(13)	(15)

Income from operations	58	62

Finance costs - net	(33)	(35)

Income before tax	25	27

Income tax expense	(8)	(5)

Net income	17	22

Net income attributable to:
Equity holders of Constellium	16	20
Non-controlling interests	1	2

Net income	17	22

Earnings per share attributable to the equity holders of Constellium, (in Euros)
Basic	0.11	0.14
Diluted	0.11	0.14
Weighted average number of shares, (in thousands)
Basic	146,796	144,302
Diluted	149,842	147,312

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS) (UNAUDITED)

	Three months ended March 31,
(in millions of Euros)	2024	2023
Net income	17	22

Other comprehensive income / (loss)
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations	23	(1)
Income tax on remeasurement on post-employment benefit obligations	(3)	1
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedges	(2)	3
Income tax on cash flow hedges	—	(1)
Currency translation differences	13	(13)

Other comprehensive income / (loss)	31	(11)

Total comprehensive income	48	11

Attributable to:
Equity holders of Constellium	47	10

Non-controlling interests	1	1

Total comprehensive income	48	11

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

(in millions of Euros)	At March 31, 2024	At December 31, 2023
Assets
Current assets
Cash and cash equivalents	180	202
Trade receivables and other	655	490
Inventories	1,088	1,098
Other financial assets	20	30

	1,943	1,820

Non-current assets
Property, plant and equipment	2,051	2,047
Goodwill	472	462
Intangible assets	45	47
Deferred tax assets	228	252
Trade receivables and other	32	31
Other financial assets	1	2

	2,829	2,841

Total Assets	4,772	4,661

Liabilities
Current liabilities
Trade payables and other	1,362	1,263
Borrowings	52	54
Other financial liabilities	35	34
Income tax payable	17	19
Provisions	20	18

	1,486	1,388

Non-current liabilities
Trade payables and other	59	59
Borrowings	1,831	1,814
Other financial liabilities	5	8
Pension and other post-employment benefit obligations	391	411
Provisions	85	89
Deferred tax liabilities	5	28

	2,376	2,409

Total Liabilities	3,862	3,797

Equity
Share capital	3	3
Share premium	420	420
Retained earnings and other reserves	467	420

Equity attributable to equity holders of Constellium	890	843
Non-controlling interests	20	21

Total Equity	910	864

Total Equity and Liabilities	4,772	4,661

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

(in millions of Euros)	Share capital	Share premium	Treasury shares	Re- measure ment	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
At January 1, 2024	3	420	—	13	(4)	16	121	274	843	21	864
Net income	—	—	—	—	—	—	—	16	16	1	17
Other comprehensive (loss) / income	—	—	—	20	(2)	13	—	—	31	—	31

Total comprehensive (loss) / income	—	—	—	20	(2)	13	—	16	47	1	48

Share-based compensation	—	—	—	—	—	—	6	—	6	—	6
Repurchase of ordinary shares	—	—	(6)	—	—	—	—	—	(6)	—	(6)
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	(2)	(2)

At March 31, 2024	3	420	(6)	33	(6)	29	127	290	890	20	910

(in millions of Euros)	Share capital	Share premium	Treasury shares	Re- measure ment	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
At January 1, 2023	3	420	—	28	(10)	41	101	148	731	21	752
Net income	—	—	—	—	—	—	—	20	20	2	22
Other comprehensive income / (loss)	—	—	—	—	2	(12)	—	—	(10)	(1)	(11)

Total comprehensive income / (loss)	—	—	—	—	2	(12)	—	20	10	1	11

Share-based compensation	—	—	—	—	—	—	3	—	3	—	3
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	(1)	(1)

At March 31, 2023	3	420	—	28	(8)	29	104	168	744	21	765

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Three months ended March 31,
(in millions of Euros)	2024	2023
Net income	17	22
Adjustments
Depreciation and amortization	71	72
Pension and other post-employment benefits service costs	6	6
Finance costs - net	33	35
Income tax expense	8	5
Unrealized losses on derivatives - net and from remeasurement of monetary assets and liabilities - net	2	8
Losses on disposal	1	6
Other - net	6	3
Change in working capital
Inventories	17	78
Trade receivables	(144)	(217)
Trade payables	92	84
Other	(9)	(17)
Change in provisions	(2)	(1)
Pension and other post-employment benefits paid	(9)	(10)
Interest paid	(30)	(34)
Income tax paid	(5)	(6)

Net cash flows from operating activities	54	34

Purchases of property, plant and equipment	(68)	(69)
Property, plant and equipment grants received	6	1

Net cash flows used in investing activities	(62)	(68)

Repurchase of ordinary shares	(6)	—
Repayments of long-term borrowings	(2)	(3)
Net change in revolving credit facilities and short-term borrowings	1	73
Lease repayments	(6)	(7)
Transactions with non-controlling interests	(2)	—
Other financing activities	1	(2)

Net cash flows (used in) / from financing activities	(14)	61

Net (decrease) / increase in cash and cash equivalent	(22)	27
Cash and cash equivalents - beginning of period	202	166
Transfer of cash and cash equivalents from assets classified as held for sale	—	1
Effect of exchange rate changes on cash and cash equivalents	—	(1)

Cash and cash equivalents - end of period	180	193

SEGMENT ADJUSTED EBITDA

	Three months ended March 31,
(in millions of Euros)	2024	2023
P&ARP	43	55
A&T	80	73
AS&I	33	43
Holdings and Corporate	(6)	(5)

SHIPMENTS AND REVENUE BY PRODUCT LINE

	Three months ended March 31,
(in k metric tons)	2024	2023
Packaging rolled products	187	183
Automotive rolled products	71	70
Specialty and other thin-rolled products	6	6
Aerospace rolled products	27	25
Transportation, industry, defense and other rolled products	30	33
Automotive extruded products	36	40
Other extruded products	23	32

Total shipments	380	389

(in millions of Euros)
Packaging rolled products	618	685
Automotive rolled products	287	304
Specialty and other thin-rolled products	33	41
Aerospace rolled products	263	253
Transportation, industry, defense and other rolled products	178	199
Automotive extruded products	242	293
Other extruded products	123	190
Other and inter-segment eliminations	(12)	(9)

Total revenue	1,731	1,956

Amounts may not sum due to rounding.

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

NON-GAAP MEASURES

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

	Three months ended March 31,
(in millions of Euros)	2024	2023
Net income	17	22
Income tax expense	8	5

Income before tax	25	27
Finance costs - net	33	35

Income from operations	58	62
Depreciation and amortization	71	72
Unrealized losses on derivatives	3	8
Unrealized exchange gains from the remeasurement of monetary assets and liabilities – net	(2)	(1)
Share based compensation costs	6	3
Losses on disposal	1	6

Adjusted EBITDA (A)	137	150

of which Metal price lag (B)	(13)	(16)

(A)	Adjusted EBITDA includes the non-cash impact of metal price lag as presented on the line below.
(B)

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium’s Revenue are established and when aluminium purchase prices included in Cost of sales are established. The metal price lag will generally increase our earnings in times of rising primary aluminium prices and decrease our earnings in times of declining primary aluminium prices. The calculation of metal price lag adjustment is based on a standardized methodology applied at each of Constellium’s manufacturing sites. Metal price lag is calculated as the average value of product purchased in the period, approximated at the market price, less the value of product in inventory at the weighted average of metal purchased over time, multiplied by the quantity sold in the period.

Reconciliation of net cash flows from operating activities to Free Cash Flow (a non-GAAP measure)

	Three months ended March 31,
(in millions of Euros)	2024	2023
Net cash flows from operating activities	54	34
Purchases of property, plant and equipment, net of grants received	(62)	(68)

Free Cash Flow	(8)	(34)

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	At March 31, 2024	At December 31, 2023
Borrowings	1,883	1,868
Fair value of net debt derivatives, net of margin calls	1	(2)
Cash and cash equivalents	(180)	(202)

Net debt	1,704	1,664

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP measures used in this press release are: Adjusted EBITDA, Free Cash Flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating the extent to which we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Free Cash Flow is defined as net cash flow from operating activities less capital expenditure, net of grants received. Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. However, Free Cash Flow is not a presentation made in accordance with IFRS and should not be considered as an alternative to operating cash flows determined in accordance with IFRS. Free Cash Flow has certain inherent limitations, including the fact that it does not represent residual cash flows available for discretionary spending, notably because it does not reflect principal repayments required in connection with our debt or capital lease obligations.

Net debt is defined as borrowings plus or minus the fair value of cross currency basis swaps net of margin calls less cash and cash equivalents and cash pledged for the issuance of guarantees. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company. Net debt is not a presentation made in accordance with IFRS, and should not be considered as an alternative to borrowings determined in accordance with IFRS. Leverage is defined as Net debt divided by last twelve months Segment Adjusted EBITDA, which excludes the non-cash impact of metal price lag.